EXHIBIT 99.1

Eupraxia Pharmaceuticals Establishes At-The-Market Offering Program

VANCOUVER, British Columbia, Nov. 10, 2026 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced that it has entered into a sales agreement (the “ATM Sales Agreement”) with Jefferies LLC (the “U.S. Agent”) and Jefferies Securities, Inc. (the “Canadian Agent”, and together with the U.S. Agent, the “Agents”), thereby establishing an at-the-market equity program (the “ATM Program”).

"The ATM Program has been put in place as a general corporate housekeeping item, consistent with industry norms” said Alex Rothwell, Chief Financial Officer of Eupraxia. “As outlined in our just-released quarterly financials, guidance on cash runway remains unchanged, with current cash balances covering the company's planned expenses until H2 2028. Accordingly, the Company has no current plan to use the ATM Program in the near term."

The ATM Sales Agreement will allow the Company to offer and sell up to US$125 million (or the Canadian dollar equivalent) of common shares of the Company (“Offered Shares”) under the ATM Program. The Offered Shares may be offered and sold by the Company to the public from time to time, through the Agents, at the discretion of the Company. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale when sold on the Toronto Stock Exchange or Nasdaq Global Select Market, or other existing trading markets for the Offered Shares in Canada and the United States. The ATM Program has been put in place as a general corporate housekeeping item, consistent with industry norms. The Company has no current plan to use the ATM Program in the near term.

The ATM Program is being made in Canada pursuant to a prospectus supplement dated November 10, 2026 (the “Canadian Prospectus Supplement”) to the Company’s final short form base shelf prospectus dated August 18, 2026 (the “Canadian Shelf Prospectus”), and in the United States pursuant to a prospectus supplement dated November 10, 2026 (the “U.S. Prospectus Supplement”) to the Company’s United States final base shelf prospectus dated August 18, 2026, forming a part of the Company’s registration statement on Form F-10 (File No. 333-298036), effective August 24, 2026 (the “Registration Statement”). The Canadian Shelf Prospectus and the Canadian Prospectus Supplement have been filed with the securities commissions in each of the provinces and territories of Canada, and the Registration Statement and the U.S. Prospectus Supplement have been filed with the United States Securities and Exchange Commission.

As Offered Shares sold pursuant to the ATM Program will be issued and sold at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of distribution. The offering of Offered Shares pursuant to the ATM Sales Agreement will terminate upon the earlier of (a) the sale of all of the Offered Shares subject to the ATM Sales Agreement, (b) the termination of the ATM Sales Agreement by the Agents or the Company, as permitted therein, or (c) expiry of the Canadian Shelf Prospectus.

Copies of the ATM Sales Agreement, the Canadian Shelf Prospectus and the Canadian Prospectus Supplement are available on SEDAR+ at www.sedarplus.ca, and copies of the ATM Sales Agreement, the Registration Statement and the U.S. Prospectus Supplement are available on EDGAR at www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Prospective investors should read the Canadian Shelf Prospectus, the Canadian Prospectus Supplement, the Registration Statement and the U.S. Prospectus Supplement before making an investment decision.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “designed to”, “intends”, “anticipates”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the Company’s technology and product candidates, including their design and potential to address therapeutic areas with high unmet need; statements with respect to the offer and sale of Offered Shares under the ATM Program, including the timing, amount and prices of any such sales; the use by the Company of the ATM Program, including that the Company has no current plan to use the ATM Program in the near term; and termination of the ATM Program. Such statements and information are based on the current expectations of Eupraxia’s management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; and that the Company will receive the necessary stock exchange approvals for the ATM Program. Although Eupraxia’s management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: the Company’s novel technology with uncertain market acceptance; the possibility that the Company’s technology may not be successful for its intended use; the possibility that the Company’s clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; uncertainty as to whether, when and at what prices any Offered Shares will be sold under the ATM Program; fluctuations in the market price of the Company’s common shares; failure to receive the requisite stock exchange approvals for the ATM Program; dilution risks to existing shareholders; and other risks and uncertainties described in more detail in Eupraxia’s public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed, and readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.
236-330-7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617-283-2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.